April 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Sawicki

Re:	Picard Medical, Inc.

Registration Statement on Form S-1

File No. 333-295333

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), WestPark Capital, Inc., as Placement Agent, hereby joins Picard Medical, Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (the “Registration Statement”), to become effective as of 4:00 p.m., Eastern Time, on April 29, 2026, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Winston & Strawn LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that copies of the Preliminary Prospectus, dated April 27, 2026, are expected to be distributed to prospective dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The Placement Agent is aware of its obligations under, and confirm that it is complying with, the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

WESTPARK CAPITAL, INC.

By:	/s/ Jason Stern
Name:	Jason Stern
Title:	Chief Operating Officer